Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges

Earnings to Fixed Charges

	Years ended December 31,
(Dollars in thousands)	2014	2013	2012	2011	2010

Earnings:
Income before assessments	$350,017	$338,600	$401,020	$302,623	$375,501
Fixed Charges	392,690	367,235	437,676	445,579	623,824

Total Earnings	$742,707	$705,835	$838,696	$748,202	$999,325

Fixed Charges:
Interest Expense	$391,690	$366,235	$436,676	$444,579	$622,824
Estimated interest component of other expenses	1,000	1,000	1,000	1,000	1,000

Total Fixed Charges	$392,690	$367,235	$437,676	$445,579	$623,824

Ratio of Earnings to Fixed Charges	1.89	1.92	1.92	1.68	1.60